[redacted]

09042353

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2009
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -67342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Dart Executions, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta **(312) 244-5338**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
CHICAGO REGIONAL OFFICE

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kelly Huerta**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Dart Executions, L.L.C.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Joseph Stevens
Notary Public, State of Illinois
Commission Expires 8/2/2011

Signature

Financial and Operations Principal
Title

Joseph Stevens 2/20/2009
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 - 4

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Dart Executions, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Dart Executions, L.L.C. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dart Executions, L.L.C. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Dart Executions, L.L.C.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	58,769
Receivable from broker-dealers		1,873,107
Brokerage and execution fees receivable		340,300
Memberships in exchanges owned, at cost (fair value $1,750,000)		1,150,000
Total assets	$	3,422,176
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses		
Total liabilities	$	23,000
Commitments and contingent liabilities		
Member's Equity		3,399,176
Total liabilities and member's equity	$	3,422,176

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Dart Executions, L.L.C. (the Company), a Delaware limited liability company, provides execution services along with direct market access in equity, fixed income and derivative securities. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the International Securities Exchange, Philadelphia Stock Exchange, NYSE Arca, New York Stock Exchange, Boston Options Exchange, Chicago Board Options Exchange, National Stock Exchange, American Stock Exchange, BATS Exchange and the NASDAQ Stock Market. The Company was formed April 26, 2006, and is a wholly owned subsidiary of Ronin Capital, L.L.C. (Ronin or the Parent).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and brokerage and execution revenue and related expenses are recorded on a trade-date basis.

Interest revenue: The Company recognizes interest on an accrual basis.

Memberships in exchanges owned: The Company's exchange membership, which represents ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2008.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, the member is liable for federal and state income taxes on its respective share of the taxable income of the Company.

Recent accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The Company has no financial assets subject to the provisions of SFAS 157 as of December 31, 2008.

Note 2. Related Party Transactions

The Parent pays certain operating expenses of the Company under a formal expense sharing agreement, and the Company reimburses the Parent with a fixed fee per month. In accordance with the terms of the agreement, the Parent will provide support services, personnel, office space, and technology.

Note 3. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 4. Indemnifications and Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of an exchange that trades and clears financial instruments. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $2,249,176, which was $2,244,176 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.